Exhibit 4.14

Confidential

LICENSE AND SUPPLY AGREEMENT

Made in Barcelona and Fairfield, New Jersey on March 10th, 2014 (the “Effective Date”) by and between:

FERRER INTERNACIONAL, S.A., with its head office at Av. Diagonal, 549, 5th, floor, 08029 Barcelona (Spain), hereinafter referred to as “Ferrer”, herein represented by [***], and [***], both as jointly empowered.

And

MEDIMETRIKS PHARMACEUTICALS, INC., with its principal place of business at 383 Route 46 West, Fairfield, New Jersey (U.S.A), hereinafter referred to as “Company”, herein represented by [***].

Both Ferrer and Company are hereinafter sometimes collectively referred to as the “Parties”, and each may be referred to in singular as “Party”;

A.	WHEREAS, FERRER has acquired intellectual property rights through a Licensing Agreement with Toyama Chemical Co., Ltd. (the “Toyama License”) in force over the compound Ozenoxacin (hereinafter the “Compound”) defined in Article 1 below, and owns or has exclusive license to certain patent rights related to such Compound;

B.	WHEREAS, Company enjoys a strong reputation in the Territory (as defined below) and, as a leading company in the Territory, possesses the requisite scale, presence and infrastructure to perform pursuant to this Agreement;

C.	WHEREAS, Company has evaluated the properties of the Compound and is interested in assisting in the registration of, and marketing, the Products (as defined below) in the Territory; and

D.	WHEREAS, the Parties are interested to explore a licensing structure pursuant to which, subject to signature of this Agreement, Ferrer will license to the Company the Ferrer Technology (as defined in this Agreement) as pertains to the Compound and/or to the Products and grant the Company the exclusive right to market and otherwise commercialize the Products in the Territory for human use.

[***] = CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY BRACKETS, HAS BEEN OMITTED BECAUSE THE INFORMATION (I) IS NOT MATERIAL AND (II) WOULD BE COMPETITIVELY HARMFUL IF PUBLICLY DISCLOSED.

NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth herein, and for other good and valuable consideration, which the Parties acknowledge as received and sufficient, the Parties agree as follows:

ARTICLE 1. DEFINED TERMS

In this Agreement, unless the context requires otherwise:

-	references to clauses are to clauses of this Agreement;

-	references to the singular shall include the plural and vice versa; and

-	headings are inserted for convenience only and shall not affect the Agreement’s construction.

In addition to terms defined elsewhere herein, when used in this Agreement, the following terms shall have the following meanings, unless the context requires otherwise:

1.1 “Additional Data” shall mean the chemical, pharmacological, toxicological, clinical and other scientific data concerning the Compound and the Products (as defined below), other than Original Data (as defined below), which Ferrer has available to it on the Effective Date, as well as that which Ferrer may obtain thereafter. Additional Data shall also mean any new indication for the Compound. Ownership of the Additional Data, whether in or out of the Field, shall be owned by the Party that paid the costs associated with the discovery of such Additional Data, as long as such ownership is not in conflict with the provisions of the Toyama License.

1.2 “Affiliate” shall mean with respect to either Party, any person that directly or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such Party. As used in this definition, the term “control” means possession of direct or indirect power to order or cause the direction of the management and policies of a corporation or other entity whether (i) through the ownership of more than fifty percent (50%) of the outstanding voting securities or other ownership interests of such person, or (ii) by contract, statute, regulation or otherwise.

1.3 “Agreement” shall mean this License and Supply Agreement, together with all Exhibits and Schedules thereto, as the same may be amended or modified from time to time in accordance with the terms hereof.

1.4 “Change of Control” shall mean

(a) any transaction or series of related transactions resulting in a consolidation or merger of the Company with or into any other corporation or other entity or person, or any other corporate reorganization, in which the shareholders of the Company immediately prior to such consolidation, merger or reorganization, own less than 50% of the Company’s voting power immediately after such consolidation, merger or reorganization, or any transaction or series of related transactions in which in excess of 50% of the Company’s voting power is transferred; or

2
[***] = CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY BRACKETS, HAS BEEN OMITTED BECAUSE THE INFORMATION (I) IS NOT MATERIAL AND (II) WOULD BE COMPETITIVELY HARMFUL IF PUBLICLY DISCLOSED.

(b) the sale to a Third Party of all or substantially all of the Company’s assets related to the Products in a single transaction or series of related transactions.

Notwithstanding the foregoing, after the consummation of the first Company Change of Control (if any), no subsequent transaction falling within the scope of clause (a) or clause (b) of this Section 1.4 shall be considered a Company Change of Control for purposes of this Agreement.

1.5 “Company Improvements” shall mean Improvements owned solely by the Company and the Company’s interest in Improvements owned jointly by Ferrer and the Company (in each case as set forth in Article 17.1 below).

1.6 “Competition” shall mean (i) any new product containing the Compound and/or the Products to be commercialized, sold or proposed to be sold in the Territory, (ii) products owned or controlled by the Company that are primarily promoted, marketed or commercialized in the Territory in the Field that, in the judgment of the JSC (as defined in Article 2.2 below), have a materially adverse impact upon the Company’s sales of the Products and/or (iii) any Generic.

1.7 “Compound” shall mean 1-Cycloporpyl-8-methyl-7-[5-methyl-6-(methylamino)-3-pyridinyl]-4-oxo 1, 4-dihydro-3-quinolinecarboxylic acid and its therapeutically acceptable salts, its solvates and esters.

1.8 “Development Work” shall mean all the chemical, toxicological, pharmacological, clinical and other necessary work concerning the Compound and the Preparation, other than Registration Work, during the life of this Agreement to develop the Products, including the Second Phase Ill Trial (as defined in Article 2.1 below).

1.9 “Effective Date” shall mean the date on which Ferrer and Company enter into this Agreement as evidenced by the day and date first herein above entered.

1.10 “Ferrer Improvements” shall mean Improvements owned solely by Ferrer and Ferrer’s interest in Improvements owned jointly by Ferrer and the Company (in each case, as set forth in Article 17.1 below).

1.11 “Ferrer Know-How” shall mean all Know-How owned or controlled by Ferrer during the term of this Agreement that is necessary or useful for the development, manufacture, use or sale of the Compound or the Products, including, without limitation, Ferrer Improvements, Original Data and Additional Data.

1.12 “Ferrer Patent” shall mean all patents and patent applications owned or controlled and/or later filed by or later issued to Ferrer during the term of this Agreement or after its termination, that claim or cover inventions necessary or useful for the development, manufacture, use or sale of the Compound or the Products, including, without limitation, those patents and applications set forth in Exhibit A hereto.

3
[***] = CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY BRACKETS, HAS BEEN OMITTED BECAUSE THE INFORMATION (I) IS NOT MATERIAL AND (II) WOULD BE COMPETITIVELY HARMFUL IF PUBLICLY DISCLOSED.

1.13 “Ferrer Technology” shall mean, collectively, the Ferrer Patents and the Ferrer Know-How.

1.14 “Field” shall mean Products for the treatment of topical bacterial infections in patients, more specifically those with impetigo. Expressly excluded from the definition of Field shall be pharmaceutical preparations for ophthalmic use and/or the use of the Compound for ophthalmic indications.

1.15 “Finished Product” shall mean any pharmaceutical or medicinal product in any finished ready to sell form or formulation for human use containing or incorporating the Compound as an active ingredient. Combinations of the Compound and/or the Finished Product with other active ingredients and/or medicinal products are expressly excluded from this Agreement.

1.16 “GAAP” shall mean United States Generally Accepted Accounting Principles, consistently applied.

1.17 “Generic” shall mean a product sold by a Third Party in the Territory for any indication in the Field (i) that contains the Compound as its sole active ingredient that is deemed to be a therapeutically equivalent substitute for the Products at the pharmacy level and/ or (ii) for which marketing approval has been obtained or is being sought in the Territory by reference to Ferrer’s Marketing Authorization for the Products, it being acknowledged that non-branded versions of the Products sold or proposed to be sold by the Company or its authorized distributor shall not be a Generic.

1.18 “Governmental Authority”/ “Governmental Body” shall mean any Territory national, provincial, or local governmental or regulatory authority, agency or other body with regulatory jurisdiction within the Territory with respect to the activities contemplated in this Agreement and, specifically, the United States Food and Drug Administration (the “FDA”).

1.19 “Improvements” shall mean all inventions, modifications and discoveries, patentable or not, related to the Compound and/or to the Products as such which improve the marketability, safety or efficacy of the Products or which enable the Compound or the Products to be manufactured more efficiently or at a lower cost, acquired or conceived during the life of this Agreement.

1.20 “Know-How” shall mean any and all information and tangible materials, including, but not limited to, ideas, discoveries, inventions, improvements, information relating to the know-how, method of manufacture and quality control, formulation and medical use of the Compound and the Products, including information relating to the tolerability, safety and efficacy of the Compound and/ or the Products, such as toxicological, pharmacological, clinical and chemical data and specifications of the Compound and the Products, trade secrets, information relating to the data, instructions, expert opinions, biological, chemical, pharmacological, toxicological, pharmaceutical, physical and analytical, safety, quality control, clinical and other data and information relating to the use or the sale of the Finished Product and/or the Compound, information not generally known and/or relating to the Compound or the Finished Product, and databases, practices, methods and information relating to the processes, specifications and techniques relating to, or associated with, the Compound and/ or the Finished Product.

4
[***] = CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY BRACKETS, HAS BEEN OMITTED BECAUSE THE INFORMATION (I) IS NOT MATERIAL AND (II) WOULD BE COMPETITIVELY HARMFUL IF PUBLICLY DISCLOSED.

1.21 “Launch Date” shall mean the date of the first commercial sale of the Products containing the Compound by the Company in the Territory.

1.22 “License” shall mean Company’s right to develop, make, have made, register, use, sell, have sold, offer for sale, import and otherwise commercially exploit the Compound and the Products in the Field in the Territory for human use under the Ferrer Technology, all as more fully set forth in Article 2.2 below.

1.23 “Marketing Authorization” shall mean the license granted to the Products after a process of reviewing and assessing the dossier to support the medicinal nature of the Products in view of its marketing within the legislative framework in the Territory, including the New Drug Application (“NOA”) which will be filed with the FDA with respect to the Products.

1.24 “Net Sales” shall mean, with respect to the Products, gross sales invoiced by or on behalf of Company, its Affiliates and/or sublicensees for sales of the Products to Third Parties, less deductions actually incurred, allowed, paid, accrued and otherwise specifically identified related to, and specifically allocated on a pro rata basis with Company’s (its Affiliate’s or sublicensee’s) other products to, the Products by Company, its Affiliates and/or sublicensees using GAAP applied on a consistent basis to:

(a) any and all credits for Product returns in the Territory, including, but not limited to, credits for returned, unsold, or short-dated Product, allowances granted or included in the invoice, cash discounts, customer program accruals (overbills, administrative fees, third-party rebates, sales brokerage and volume rebates), consignment sales, wholesaler and retailer fees, other adjustments and rebates, including, but not limited to, Medicaid and other state or governmental rebates, charge backs, floor stock adjustments, and similar items that may be estimated in accordance with GAAP;

(b) shipping costs, sales and excise taxes, other consumption taxes, or other governmental charges to the extent actually included in gross sales; and

(c) any receivables that have been included in gross sales and are deemed to be uncollectible (not to exceed five percent (5%) of launch to date gross sales) according to GAAP. Such bad debt deduction shall be applied to Net Sales in the period in which such receivables are written off and shall be exclusive of any bad debt or uncollectible receivables unrelated to the Products.

5
[***] = CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY BRACKETS, HAS BEEN OMITTED BECAUSE THE INFORMATION (I) IS NOT MATERIAL AND (II) WOULD BE COMPETITIVELY HARMFUL IF PUBLICLY DISCLOSED.

In no event should any particular amount identified above be deducted more than once in calculating Net Sales (i.e. no “double accounting” of reductions).

1.25 “Original Data” shall mean all data, information, documentation and Know-How concerning the Compound and the Preparation in Ferrer’s possession, whether or not disclosed by Ferrer to the Company.

1.26 “Party” or “Parties” shall mean either Ferrer or the Company, or both, depending upon the context in which either word may appear.

1.27 “Patent” shall mean any of the following, whether existing now or in the future anywhere in the world: any issued patent, including any inventor’s certificate, patent applications, supplemental protection certificate, including any division, continuation, continuation-in part, substitution, registration, renewal, any pending application for any of the foregoing, reissue, extension, confirmation, re-examination, revalidation or registration thereof and any patent issuing thereon, utility models (where applicable), including any substitute, renewal or any like governmental grant for protection of inventions, provisional and converted provisional application, re-examination and registration of foreign counterpart thereof.

1.28 “Preparation” shall mean a pharmaceutical product for human use in finished dosage form ready to sell, containing the Compound with indications for treatments within the Field.

1.29 “Products” shall mean, jointly, Finished Product and Preparation suitable to be commercialized within the Field in the Territory.

1.30 “Registration Work” shall mean all work associated with any and all governmental approvals, licenses, authorizations, permits or registrations required under the statutes, laws or regulations of the governments in the Territory to allow the Company to sell the Products therein, including the Marketing Authorization.

1.31 “Regulatory Approvals” shall mean any and all manufacturing approvals and Marketing Authorizations given by the competent Governmental Authority which are necessary for the commercialization of the Products in the Territory by the Company.

1.32 “Territory” shall mean United States of America, Puerto Rico and the U.S. Virgin Islands.

1.33 “Third Party” shall mean any entity other than Ferrer or the Company (and their respective Affiliates).

1.34 “Trial” shall mean pre-clinical and clinical studies.

6
[***] = CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY BRACKETS, HAS BEEN OMITTED BECAUSE THE INFORMATION (I) IS NOT MATERIAL AND (II) WOULD BE COMPETITIVELY HARMFUL IF PUBLICLY DISCLOSED.

ARTICLE 2. OBJECT: GRANTING OF RIGHTS AND FIELD

2.1 Object: The Compound has completed Phase II trials, plus an initial Phase Ill study in patients with impetigo.

It is anticipated that one additional Phase Ill trial (the “Second Phase Ill Trial”) may be sufficient to bring the Compound to a point where it can be commercialized or marketed as Products in the Territory. Ferrer will bear the cost of this Second Phase Ill Trial. Notwithstanding, although Ferrer is not aware of any reason to the contrary, Ferrer makes no representation or warranty that the clinical data from the Trial will result in a Marketing Authorization for the Products for commercialization in the Territory.

2.2 Granting of rights: Subject to the terms and conditions set forth herein, Ferrer grants to the Company in the Territory, and Company hereby accepts from Ferrer, an exclusive, royalty-bearing License in the Territory, including the right to sublicense in accordance with the immediately following paragraph, under the Ferrer Technology, to develop, make, have made, use, register, market, promote, sell, have sold, offer for sale and import the Compound and the Products in the Territory in accordance with the Regulatory Approvals, including the NDA. The Company shall use its commercially reasonable efforts to assist Ferrer in registering the Products in the Territory under the NDA and the other Marketing Authorizations. In furtherance thereof, Ferrer shall provide the Company with all necessary documentation and other information requested by the Company in order for the Company to obtain such registrations on Ferrer’s behalf. Once Ferrer has obtained the corresponding Regulatory Approvals and Marketing Authorizations, the Company shall use its commercially reasonable efforts to market, sell and otherwise commercialize the Products in the Territory, subject to the terms and conditions of this Agreement.

Ferrer further acknowledges and agrees that the Company, without any further consent of Ferrer, concurrently with the Joint Steering Committee (the “JSC”) learning that a Generic for the Products is about to be launched in the Territory, may sublicense its appropriate rights hereunder to a Third Party to allow such Third Party to be the Company’s designated authorized distributor of non-branded versions of the Products within the Territory.

Any sublicense granted by the Company hereunder shall be subject to the terms and conditions of this Agreement and shall include provision providing for termination thereof simultaneously with any termination of this Agreement.

The Company agrees not to promote or sell the Products out of the Territory.

2.3 Exclusions: Any indication other or different to the Field, as well as any salts, esters, homologues, analogues or derivatives of the Compound (hereinafter referred to as “Derivatives”), are expressly excluded from this Agreement, provided, however, that to the extent any such Derivative could, in the opinion of the JSC, serve as Competition to the Products in the Territory, such Derivative shall be included within the License granted to the Company pursuant to this Agreement.

7
[***] = CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY BRACKETS, HAS BEEN OMITTED BECAUSE THE INFORMATION (I) IS NOT MATERIAL AND (II) WOULD BE COMPETITIVELY HARMFUL IF PUBLICLY DISCLOSED.

Subject to the provisions of Article 19 below, all marketing activities relating to the Compound or the Products, including sales, distribution and/or commercialization activities, etc. outside the Territory and/or within the Territory but for a different Field shall be the sole responsibility of Ferrer.

2.4 License Grant-Back to Ferrer Outside the Territory. Subject to the terms and conditions of this Agreement, the Company hereby grants to Ferrer an exclusive, royalty-free, fully-paid, irrevocable, perpetual license, including the right to sublicense, to the Company Improvements, to develop, use, register, market, promote, sell, have sold, offer for sale and import the Compound and the Products outside of the Territory, both in and outside of the Field. The Company acknowledges that a perpetual, royalty-free and exclusive license to manufacture, use and sell the Compound and the Products under Company Improvements within Japan, Korea, China and Taiwan shall be granted to Toyama during the period the Toyama License is in force.

ARTICLE 3. LICENSE FEE, MILESTONES AND OTHER FINANCIAL TERMS

3.1 In consideration for the License rights granted hereunder, the Company shall pay to Ferrer the following amounts:

(a) Milestones

-	Upon execution of this Licensing Agreement	$[***]
-	Upon 1st patient enrolled in the Second Phase III Trial	$[***]
-	Upon final patient enrolled in the Second Phase III Trial	$[***]
-	Upon completion of the final Second Phase III Trial study report	$[***]
-	90 days following the FDA’s acceptance of the NDA for review	$[***]
-	Upon receipt of trade units/ samples in accordance with the Company’s binding purchase order ahead of the Launch	$[***]
-	Upon the first anniversary of receipt of trade units/ samples in accordance with Company’s binding purchase order ahead of the Launch	$[***]
-	Upon first occasion annual Net Sales of the Products exceed $[***]	$[***]
-	Upon first occasion annual Net Sales of the Products exceed $[***]	$[***]

The Company further agrees that it shall pay to the FDA, concurrently with its filing of the NDA, the then applicable Prescription Drug User Fee Act (“PDUFA”) fee.

8
[***] = CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY BRACKETS, HAS BEEN OMITTED BECAUSE THE INFORMATION (I) IS NOT MATERIAL AND (II) WOULD BE COMPETITIVELY HARMFUL IF PUBLICLY DISCLOSED.

Ferrer hereby agrees to provide the Company with such quantities of samples of the Products as the Company may, from time to time, reasonably request. Such sample quantities must be in a reasonable amount according to and consistent with the Company’s forecasts for the Products and with the same return or devolution policies. The JSC shall establish from time to time the prices at which samples of the Products will be provided by Ferrer to the Company as well as the percentage of each batch of Product that will be allocated for the production of samples, it being understood that the general understanding of the Parties is that at least for the first two years following approval of the NOA (provided that the tube size of the samples and trade units are identical), [***]% of the sample allocation from each batch of the Product will be provided to the Company without charge, an additional 25% of the sample allocation from each batch of the Product will be provided to the Company at 50% of the then trade unit cost, and the remaining 50% of the sample allocation from each batch of the Product will be provided to the Company at the then trade unit cost. The Company shall bear 100% of the development costs associated with the creation of a sample size of the Product that is not identical to the trade size of the Product and will reimburse Ferrer (or its nominee) within thirty (30) days of receiving an invoice setting out the work performed.

Subject to the provisions of Article 13 below, each of the foregoing milestone payments shall be considered a one-time non-refundable and non-conditioned payment.

The Company shall pay each such milestone payment following its receipt from Ferrer of an invoice for the same within thirty (30) days of the relevant milestone being achieved.

(b) Purchase commitment: The Company will buy all its requirements for trade units and samples of the Products exclusively from Ferrer or its nominees during the term of the Agreement. Ferrer shall provide the Company with trade units of the Product at a fixed price of $[***] per unit (subject to Section 4.2 and the other conditions set out in Article 4 below).

(c) Running royalties:

The Company shall pay to Ferrer a royalty of [***] based on Net Sales by the Company and its Affiliates of the Products. Following such time as a Generic is introduced in the Territory, and subject to the determination by the JSC that prescriptions filled and sales of the Products have been demonstrably impacted by the introduction of such Generic, this royalty shall be reduced from time to time, but not to less than [***], by the same amount (determined as a percentage) as the Company’s Net Sales of the Products have decreased as a result of the introduction of Generics.

All running royalties shall be calculated and payable on a quarterly basis and running royalties shall be paid within [***] days following the end of each quarter. Each such payment shall be accompanied by a written report indicating the amount of Net Sales during such quarter by Products (including quantity of Products) and a calculation of the royalties due.

The Company acknowledges and agrees that to the extent Generics of the Products are being promoted by the Company’s authorized distributor for such Generics, Net Sales shall also include such authorized distributor’s Net Sales of such Generics.

9
[***] = CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY BRACKETS, HAS BEEN OMITTED BECAUSE THE INFORMATION (I) IS NOT MATERIAL AND (II) WOULD BE COMPETITIVELY HARMFUL IF PUBLICLY DISCLOSED.

3.2 Accounting:

The Company shall keep, and require its Affiliates to keep, complete and accurate records of the sale or other disposition of Products. Ferrer shall have the right, at its own expense and upon reasonable notice, for the period during which a running royalty is due to Ferrer and for one (1) year thereafter, to have an independent certified public accountant to whom the Company has no reasonable objection examine the previous year’s relevant books and records of account of the Company and its Affiliates selling Products during reasonable business hours to determine whether appropriate payment has been made by the Company hereunder, provided, however, that if such examination reveals a discrepancy which is greater than two times the cost of the examination between the amount owing and the actual amount paid by the Company to Ferrer, then the Company shall be responsible for the costs associated with such examination. In all other cases, Ferrer shall be responsible for the costs associated with such examination. Any Company short-fall in the amount owing identified hereunder will fall due within 30 days of being identified, along with interest accrued at 2% above the Libor rate covering the period since the identified short-fall was originally due.

3.3 Foreign exchange:

All payments to be made under this Agreement shall be made in US Dollars ($ USO) to the account notified to the Company by Ferrer.

3.4 Taxes:

(a) The Company will make all payments to Ferrer under this Agreement without withholding for taxes except to the extent that any such withholding is required by applicable laws and regulations in effect at the time of payment within the Territory.

(b) Any tax required to be withheld within the Territory on amounts payable under this Agreement will promptly be paid by the Company on behalf of Ferrer to the appropriate Governmental Authority, and the Company will furnish Ferrer with proof of payment of such tax. Any such tax required to be withheld will be an expense of, and borne by, Ferrer.

(c) The Company and Ferrer will cooperate with respect to all documentation required by any taxing authority or reasonably requested by the Company and Ferrer to secure a reduction in the rate of applicable withholding taxes within the Territory, including pursuant to any then Income Tax Treaty between the United States and Spain.

10
[***] = CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY BRACKETS, HAS BEEN OMITTED BECAUSE THE INFORMATION (I) IS NOT MATERIAL AND (II) WOULD BE COMPETITIVELY HARMFUL IF PUBLICLY DISCLOSED.

ARTICLE 4. PRODUCTS SUPPLY

4.1 During the term of this Agreement, the Company shall purchase all its requirements of trade units and samples of the Products exclusively from Ferrer or Ferrer’s appointee. Similarly, Ferrer covenants and agrees that during the term of this Agreement, Ferrer (or its appointee) will manufacture and supply to the Company, or cause to be manufactured and supplied to the Company, all trade units and samples of the Products ordered by the Company. In order to permit Ferrer to guarantee to the Company the good and consistent availability of trade units and samples of the Products, the Company will provide the JSC with [***] rolling forecasts of the Company’s Product requirements. The first [***] of each such forecast shall represent a binding commitment of the Company.

Promptly following the execution of this Agreement, the Parties, in good faith, shall negotiate and execute (within 120 days following the Effective Date) a manufacturing and supply agreement customary and usual for a transaction of this nature. Such manufacturing and supply agreement shall, among other things, set forth expiration dating requirements for the Products measured from the time the Products are received by the Company. If, in the opinion of the JSC, there is a material interruption in the supply of the Products, the Parties will use their best efforts to secure, as promptly as possible, a new manufacturer for the Products.

The Company shall place each order for trade units and samples of the Products by issuing to Ferrer a firm purchase order in writing. The first such purchase order shall be delivered to Ferrer at least [***] prior to the first desired delivery date and all subsequent purchase orders shall be delivered to Ferrer at least [***] prior to the desired delivery date. Each purchase order shall be in the form provided by Ferrer to the Company as set forth in Exhibit Band shall require the express approval by Ferrer in writing.

Ferrer shall deliver, or cause to be delivered, within the terms set forth in each purchase order, the amount of Products ordered pursuant to the Company’s purchase orders, provided that Ferrer may, but shall not be obligated to, deliver amounts of ordered Products in excess of any binding order, provided that such excess shall not exceed [***]% of the amount of the ordered Products, and provided further, that Ferrer has previously confirmed in writing its ability and intention to deliver such excess product.

The Company may keep a reasonable stock of the Product based on the Company’s anticipated requirements for Products referred to in its most recent rolling forecast.

If the quantity of Products indicated in any purchase order varies by more than [***]% from the expected quantity indicated in the relevant forecast or if the required delivery date is advanced by more than [***] as compared to the expected delivery date indicated in the forecast, then within thirty (30) days from receipt of such purchase order, Ferrer will promptly notify the Company in written form of the extent of its ability to meet the requirements.

To the extent of any conflict or inconsistency between this Agreement and any purchase order, purchase order release, confirmation, acceptance or any similar document, the terms of this Agreement shall govern.

11
[***] = CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY BRACKETS, HAS BEEN OMITTED BECAUSE THE INFORMATION (I) IS NOT MATERIAL AND (II) WOULD BE COMPETITIVELY HARMFUL IF PUBLICLY DISCLOSED.

4.2 Purchase price and payment

The initial purchase price for trade units of the Products shall be set at $[***] per trade unit (the “Supply Unit Price”). Notwithstanding the foregoing, during the term of this Agreement, Ferrer may change its Supply Unit Price on any or all the Products from time to time, but no more than once annually, based on documented actual increases to Ferrer’s direct manufacturing and labor (but specifically excluding overhead) costs (or those charged by its nominee), provided that Ferrer furnishes the Company with at least thirty (30) days prior written notice of any such change. The increase shall apply to any order received by Ferrer after the communication date of the increase. In the event that the new Supply Unit Price for the Products may make the business not feasible, the Parties, in good faith and through the JSC, agree to meet and negotiate in good faith an alternative solution.

The purchase price for the Products shall be paid in US Dollars by the Company and such payment terms shall be [***] following the date that the Products are received and accepted (as per Article 4.4) by the Company, by wire transfer into an account designated by Ferrer. In the event that the Company doesn’t fulfill such terms, Parties agree to discuss in good faith alternative payment conditions. In case there i~ not an agreement between the Parties after 30 days, the Company will accept an irrevocable and guaranteed letter of credit payable as term of payment.

Additionally, Parties agree to share exchange EUR/USO rate fluctuations covering the payment of royalties. More concretely, within the first 30 days after every calendar year, Ferrer will calculate the average annual EUR/USO rate based on the EUR/USO rates published in the Financial Times the last business day of every month. Such EUR/USO average rate will be compared with the rate applied in every invoice during the year. If, as a result of this reconciliation, there arises a difference above or under [***]%, Parties agree to share the resulting amount on an equitable basis (50% each). Ferrer will report the reconciliation to the Company for its acceptance and, after 15 business days, issue an invoice which will be debited/credited in the next 30 days by wire transfer into the accounts designated by the Parties.

4.3 Minimum batch quantities.

All orders for Products hereunder shall be for minimum batch quantities as agreed upon by the Parties through the JSC. Forecasts, orders and deliveries of the Product shall be expressed in terms of a multiple of such standard batch quantity. All shipments of Products shall be made [***].

12
[***] = CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY BRACKETS, HAS BEEN OMITTED BECAUSE THE INFORMATION (I) IS NOT MATERIAL AND (II) WOULD BE COMPETITIVELY HARMFUL IF PUBLICLY DISCLOSED.

4.4 Supply conditions:

The Company will promptly examine the Products delivered by Ferrer for compliance, damages, defects or shortage. The Company will be deemed to have waived claims for non-conformity if no such claims are notified to Ferrer within fifteen (15) business days after actual receipt by the Company. In the event that the Company notifies Ferrer that the Products supplied are defective, Ferrer will replace the defective amount free of charge. In the event that Ferrer disagrees with the Company’s defective Product claim, the issue shall be submitted to a mutually agreed upon independent third party lab, whose decision shall be final and binding upon the Parties. The costs arising from the lab’s intervention and the costs of the replaced Products (including return and destruction costs of the defective Products) shall be borne by the Party whose results were mistaken.

Both Parties commit to negotiate in good faith and sign, not later than the 120 days before the anticipated Launch Date, a Quality Assurance and Technical Agreement with regards to the assignment of roles and responsibilities of the Parties with regards to certain technical and logistical matters related to the manufacturing, packaging, storing and quality assurance operations of the Products, rights and obligations relative to recalls, FDA compliance, etc.

4.5 During the term of this Agreement, both Parties may agree, through an addendum duly signed by the Parties, to a change of its respective rights, obligations and responsibilities with respect to the manufacture, development and/or commercialization of the Products.

ARTICLE 5. OTHER OBLIGATIONS

5.1 Registration Work. The Company will act as the U.S. regulatory agent on behalf of Ferrer with respect to the Marketing Authorizations, including the NOA. Ferrer will use its best efforts to assist in the Company’s Registration Work activities, including, but not limited to, with respect to the NOA, by providing the Company (in English) all available information in Ferrer’s direct or indirect possession or control relating to the Products, the Development Work, the Ferrer Technology, Improvements, and other data, study reports, summaries, communications, etc. (including all relevant Toyama data and documents) that may be necessary for the NOA filing and other Registration Work reasonably requested by the Company, provided that all such information is determined by Ferrer, in good faith, to be (i) relevant to, and necessary for, the Registration Work activities; (ii) related to the Field and Territory; and (iii) permitted by Ferrer to be transmitted to the Company through no breach of any Third Party agreement or contract. The Company will collect, compile and review the documentation required to be included in the NDA, and will prepare the NDA for filing. If necessary, final review and approval for submission of the Marketing Authorization, including the NOA, shall remain with Ferrer.

13
[***] = CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY BRACKETS, HAS BEEN OMITTED BECAUSE THE INFORMATION (I) IS NOT MATERIAL AND (II) WOULD BE COMPETITIVELY HARMFUL IF PUBLICLY DISCLOSED.

In furtherance of the provisions of this Section 5.1, the Parties shall, as the same relates to the NOA and the other Registration Work, (a) promptly advise each other of the content of all communications (oral and written) they may have with the FDA and provide each other with copies of all material written communications and (b) invite the other Party to participate in all conference calls and meetings with the FDA. Moreover, Ferrer shall (a) promptly advise the FDA that the Company is acting as Ferrer’s U.S. regulatory agent on behalf of Ferrer to manage and prosecute the NOA and (b) authorize the FDA to communicate directly with the Company with respect to the NOA.

5.2 Company’s obligations:

5.2.1 Artwork. The Company will (i) approve and submit final artwork to Ferrer’s (or its designee’s) production plant in order for printed packaging materials to be fabricated, (ii) communicate any changes in the packaging material with time enough to allow Ferrer to introduce them by the earliest possible date and (iii) submit any changes to the final artwork or packaging material to the health authorities for any Regulatory Approval (if required).

5.2.2 Company requested changes. In the event the Company, based upon market conditions, requests Ferrer to change the specifications or quality aspects of the Products, the Company shall promptly advise Ferrer in writing of such request. Such amendments may only be implemented following a technical review by Ferrer and in the event that such changes directly impact Ferrer’s scheduling or costs, Ferrer shall promptly advise the Company as to any scheduling, out-of-pocket expenses, capital expenditure costs, and/or price adjustments caused by such changes.

Prior to implementation of such changes, the Parties agree to negotiate in good faith and attempt to reach agreement through the JSC, on (i) the new price for any Products which embody such changes, provided that the price shall not change more than the direct effect of such changes on Ferrer’s costs for the Products, and (ii) any other amendments to this Agreement which may be necessitated by such changes (e.g., an adjustment to the lead time for purchase orders). For the avoidance of doubt, Ferrer is under no obligation to make any changes to the specifications absent mutual agreement on the foregoing.

All costs arising from the destruction of any remaining stock of packaging material shall be borne by the Company if the requirement for a change in packaging materials comes from the Company.

5.2.3 Changes required by applicable law. If Ferrer is required to change the specifications in order to comply with the requirements of the FDA or any other Governmental Authority, Ferrer will promptly notify the Company of such changes and the cost of such changes shall be borne by Ferrer unless the mentioned variation, in the opinion of the JSC, entails a benefit to the Company, in which case the costs arising from the changes and its implementation shall be borne by the Company.

5.2.4 Changes required by the Health Authorities. If changes in the packaging material are due to a requirement by the FDA or any other Governmental Authority, the costs arising from the destruction of the remaining stock of packaging material shall be borne equally by both Parties.

14
[***] = CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY BRACKETS, HAS BEEN OMITTED BECAUSE THE INFORMATION (I) IS NOT MATERIAL AND (II) WOULD BE COMPETITIVELY HARMFUL IF PUBLICLY DISCLOSED.

5.3 Both Parties’ obligations:

5.3.1 Safety monitoring: The Parties, through the JSC, shall discuss and establish standard operating procedures (SOPs) for exchange of any and all information on serious Adverse Drug Events as defined by any regulatory Governmental Authority (hereinafter referred to as “ADE”) and any other ADE in connection with any use of the Compound and/or the Products which the Parties are obligated to report to any regulatory authorities or Governmental Authority in accordance with applicable regulations or requirements. Such procedures shall be established at such time as considered relevant by the Parties, but in any event shall be established so as to enable the Company and Ferrer to comply with all regulatory and legal requirements and the terms of any regulatory approval. The Company and Ferrer shall promptly exchange any and all data or other information which is either acquired or otherwise becomes known to them regarding ADEs associated with or related to the use of the Compound or the Products.

ARTICLE 6. REGISTRATION WORK. DEVELOPMENT WORK. AND REPORTING

6.1 Registration Work:

The Company, provided that Ferrer has, and continues to, comply with its covenants and obligations set forth in this Agreement, including pursuant to Article 5.1 above and Article 6.2 below, shall conduct and be responsible for:

(i)	the Registration Work, preparing the NOA or other applications, filing drug approval applications, including the NOA, answering any filing review issues and meeting with regulatory authorities,

(ii)	obtaining from the relevant Authorities in the Territory, and for maintaining in force, all Marketing Authorizations and Regulatory Approvals in the Territory in Ferrer’s name,

(iii)	obtaining the Marketing Authorization in Ferrer’s name,

(iv)	obtaining and maintaining all other licenses and certificates required for the wholesale and/or retail sale of the Products,

(v)	to pay all costs and expenses in connection with the Marketing Authorization and the other costs of obtaining Regulatory Approval within the Territory, including, but not limited to, the payment to the FDA of the NOA PDUFA filing fee, as well as expenses for obtaining and maintaining all such licenses and commercializing the Products within the Territory using similar endeavors to market the Products as it uses to market its own products,

(vi)	to pay all costs and expenses in connection with the development, registration and supply unit cost of a 3 gm sample size of the Products for use in the Territory, and

(vii)	to comply at all times, in all material respects, with any and all rules which may govern its activities under this Agreement. In particular, any commercial, product advertising, participation in exhibitions, cooperation with trade representatives and others, promotional and other advertising activities of the Company in connection with the Products shall at all times be made under compliance, in all material respects, with the rules which apply to these activities in the Territory.

15
[***] = CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY BRACKETS, HAS BEEN OMITTED BECAUSE THE INFORMATION (I) IS NOT MATERIAL AND (II) WOULD BE COMPETITIVELY HARMFUL IF PUBLICLY DISCLOSED.

Ferrer acknowledges that the Company, notwithstanding its efforts, does not guarantee that its efforts will result in the approval by the FDA of the NDA or the issuance of any or all required Marketing Authorizations.

The Company shall use the Original Data, the Additional Data and the Compound only for the purposes contemplated by this License Agreement.

To the extent not already covered in Article 5.1 above, Ferrer, upon written request of the Company, shall provide the Company, in English, with the necessary documents relating to the Products (sufficient quantity of standard and working samples) and/or other information, for carrying out registration of the Products and procuring the Marketing Authorization in the Territory.

6.2 Development Work:

Ferrer, at its own cost, will be responsible for the execution and completion (in accordance with the protocol entitled “[***]” and dated 3/Feb/2014, contained in Ferrer’s e-data room at the Effective Date) of the Second Phase Ill Trial (including all clinical, safety monitoring and associated clinical regulatory duties) as well as all CMC and toxicology work required for the NOA filing and the Marketing Authorization and contemplated and discussed by the Parties as of the Effective Date.

In addition, throughout the term of this Agreement, Ferrer (or its designee) will be in charge of the manufacturing and formulation activities for the production of the API Ozenoxacin (“API”) and secondary manufacture to convert such API into Products. Ferrer covenants and agrees that during the term of this Agreement it will maintain adequate supplies of API so that all Products can be manufactured and delivered to the Company in accordance with the terms set forth in purchase orders the Company will, from time to time during the term of this Agreement, deliver to Ferrer (or its designee). In addition, Ferrer covenants that all manufacturing sites responsible for the production of API throughout the term of this Agreement shall remain in good standing with the FDA

Any Improvement to the manufacturing process that is made by or on behalf of Ferrer that results in (i) improved quality of Products; (ii) improved technology or use of best practices or cGMP relating to the manufacture of the Products or (iii) less waste, increased yield or costs savings for Ferrer associated with the manufacture of the Products, shall be owned by Ferrer.

16
[***] = CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY BRACKETS, HAS BEEN OMITTED BECAUSE THE INFORMATION (I) IS NOT MATERIAL AND (II) WOULD BE COMPETITIVELY HARMFUL IF PUBLICLY DISCLOSED.

The Company, at its own expense, shall be responsible for producing the registration package within the Territory. However, as required, Ferrer shall use its best efforts to cooperate with the Company, in all reasonable respects, in achieving the registration package.

6.3 Additional studies:

6.3.1 In case any additional Development Work beyond the Second Phase Ill Trial is required by a Governmental Authority, including the FDA, whether before or after the FDA accepts the NOA for review, the Company and Ferrer, in good faith and through the JSC, shall determine the most prudent manner in which to have such additional Development Work completed and the most equitable manner in which to allocate the costs of such additional Development Work.

6.3.2 Notwithstanding the foregoing, if the Company unilaterally wishes to perform additional studies in the Territory, including marketing studies within the Field, the cost of such additional studies shall be borne by the Company, unless otherwise agreed to by the Parties through the JSC (taking into account the proportional benefit that may be derived by each of the Parties from such additional studies).

6.3.3 To the extent the Parties agree to co-invest with respect to the Compound or the Products beyond the NOA, the Company and Ferrer, in good faith and through the JSC, shall determine the most prudent manner in which to proceed with such co-investment and the most equitable manner in which to allocate the costs of such co-investment.

6.4 Reporting

Via the JSC, the Company shall inform Ferrer on the progress of the Registration Work and its commercialization and marketing activities relative to the Products and Ferrer shall inform the Company on the progress of the Development Work. Updates shall be on a regular basis, but at least quarterly. In the event that additional studies are performed pursuant to Article 6.3 above, the Parties, via the JSC, shall keep each other appraised of the progress of such additional studies, their results and any Improvements made by such Party arising from such additional studies.

During the term of this Agreement, the Company, via the JSC, shall keep Ferrer informed about sales volume, in units and value, Net Sales and market conditions on a quarterly basis. The Company, via the JSC, shall also keep Ferrer informed on a semi-annual basis of its marketing plans, relevant marketing conditions, and marketing intelligence data on the therapeutic areas where the Products are being sold.

6.5 Publications: With regards to the title and right to publish and/or otherwise disclose or present test results, documentation, records, raw data, specimens or other work product generated in connection with the performance of this Agreement, the Parties shall reach an agreement, in good faith and via the JSC, provided, however, that both Parties shall at all times respect and preserve all intellectual and other proprietary rights and interests of the other Party.

17
[***] = CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY BRACKETS, HAS BEEN OMITTED BECAUSE THE INFORMATION (I) IS NOT MATERIAL AND (II) WOULD BE COMPETITIVELY HARMFUL IF PUBLICLY DISCLOSED.

ARTICLE 7. AUDIT

Ferrer may, upon seven (7) days advance notice, during normal working hours, inspect the Company’s facilities and equipment used for quality control, storage and shipping of the Products. During such inspection, Ferrer’s representatives may inquire about Products quality control matters, including, without limitation, the qualifications of the employees conducting Products quality control activities and the techniques and procedures used by such employees in conducting such Products quality control activities.

The Company shall provide Ferrer’s representatives with reasonable (as necessary) access to the Company’s facilities in order that these representatives may carry out their inspection.

The Company agrees that it shall use its commercially reasonable efforts, as soon as practicable after its receipt of an inspection report signed by Ferrer or its consultants performing such inspection or audit, at its own expense, to remedy any and all material discrepancies/deficiencies indicated in the said inspection report, provided, however, that the Company may object, within 10 days after its receipt of an inspection report, to any finding in the inspection or audit report that may require remediation, in which case the Parties, via the JSC and within 20 days, shall appoint an independent Third Party inspector who shall, in good faith and within 30 days of appointment, review each Party’s position and determine whether remediation is necessary.

The Company may, upon seven (7) days advance notice, during normal working hours, inspect and audit the facilities used by Ferrer for the manufacture, packaging, labeling, storage, shipping or quality control of the Products, provided, however, that such inspection and audit is limited to matters pertaining to the Products only. In the event that such manufacturing facilities belong to a Third Party, Ferrer shall use its best efforts to include this inspection right in the manufacturing agreement contemplated by Article 4.1 above.

Ferrer agrees that it shall use its commercially reasonable efforts, as soon as practicable after its receipt of an inspection or audit report signed by the Company or its consultants performing such inspection or audit, at its own expense, to remedy any and all material discrepancies/ deficiencies indicated in the said inspection or audit report, provided, however, that Ferrer may object, within 10 days after its receipt of an inspection or audit report, to any finding in the inspection or audit report that may require remediation, in which case the Parties, via the JSC and within 20 days, shall appoint an independent Third Party inspector who shall, in good faith and within 30 days of appointment, review each Party’s position and determine whether remediation is necessary.

18
[***] = CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY BRACKETS, HAS BEEN OMITTED BECAUSE THE INFORMATION (I) IS NOT MATERIAL AND (II) WOULD BE COMPETITIVELY HARMFUL IF PUBLICLY DISCLOSED.

ARTICLE 8. JOINT STEERING COMMITTEE

The Parties shall establish the JSC as a forum for information sharing and recommendations regarding, among other things, the commercialization of the Products. The JSC shall be comprised of an equal number of representatives from each Party, with the intent being that the JSC will initially be comprised of four (4) members, two (2) from each Party. One member from each Party’s JSC members shall be part of such Party’s executive management team and will be selected as co-chair of the JSC. Additional members may be added to the JSC by the Parties on an ad hoc basis as and when required.

If the JSC is unable to reach a decision on any matter, either Party may, by notice to the other Party, have such dispute referred to their senior officers as may be designated by each Party for attempted resolution by good faith negotiations within thirty (30) days after such notice is received. In the event the designated officers are not able to resolve such dispute within such thirty (30) day period, or such other period of time as the Parties may mutually agree in writing, then such dispute shall be resolved according to Article 21.

The JSC’s responsibilities shall include:

(i)	an overall responsibility to encourage and facilitate communication and ongoing cooperation between the Parties and provide a forum to review and coordinate (a) any development issues, particularly progress on the Development Work and the manufacture of the Product and Compound, (b) any registration issues, particularly progress on the Registration Work, (c) marketing and other commercialization matters pertaining to the Products in the Territory and (d) dispute resolution.

(ii)	facilitating information exchange between the Parties regarding pharmacovigilance outside the Territory and potential development activities inside and outside the Territory and alignment of interests;

(iii)	promptly discussing potential infringement issues and negotiating in good faith next steps/ resolution, etc. In this regard, both Parties shall reasonably and mutually collaborate if any of them are aware of any such infringement. Both Parties shall collaborate on the necessary exchange of information and/or documentation available in order that either Party may take adequate actions with respect to such infringement.

(iv)	acting as a forum within which to discuss the forecasts for the Products which shall be provided by the Company to Ferrer;

(v)	performing such other obligations as, from time to time, may be delegated by the Parties under this Agreement; and

(vi)	discussing the prices (and any changes to them) of the Products as may be ordered (or not) by any Governmental Authority and the commercial impact thereof.

19
[***] = CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY BRACKETS, HAS BEEN OMITTED BECAUSE THE INFORMATION (I) IS NOT MATERIAL AND (II) WOULD BE COMPETITIVELY HARMFUL IF PUBLICLY DISCLOSED.

The JSC’s co-chairs shall be responsible for scheduling and circulating an agenda 10 days prior to meetings of the JSC and for leading the meetings. Prior to FDA approval of the Product, the JSC shall meet at least quarterly. Thereafter, the JSC shall meet at least once a year during the Term, unless otherwise mutually agreed. The location of meetings of the JSC shall alternate between the Company’s principal place of business and Ferrer’s principal place of business or as otherwise agreed by the Parties. The JSC may also meet by means of a telephone conference call or videoconference. Unless otherwise agreed by the Parties, following each meeting of the JSC, the co-chairs shall jointly prepare minutes of such meeting to be distributed to all JSC members within 10 days of such meeting, which minutes will subsequently be agreed upon and approved within 5 days of circulation. Each Party will be responsible for their own expenses associated with attendance of JSC meetings, including those of any invitees that may attend on behalf of a particular Party.

ARTICLE 9. CONFIDENTIALITY

9.1 Confidential Information. Except to the extent expressly authorized by this Agreement or otherwise agreed in writing by the Parties, each Party agrees that, during the Term and for five years thereafter, such Party (the “Receiving Party”) shall keep and shall not publish or otherwise disclose and shall not use for any purpose, other than as expressly provided for in this Agreement, any Information furnished to it by or on behalf of the other Party (the “Disclosing Party”) pursuant to this Agreement (collectively, ” Information”). All the information and/or documentation disclosed by one Party to the other Party prior to the Effective Date pursuant to the Non-Disclosure Agreement executed by Ferrer and Company as of March 8, 2013, shall be deemed the Information of the Disclosing Party for purposes of this Agreement. The Receiving Party may use Information of the Disclosing Party only to the extent required to accomplish the purposes of this Agreement. The Receiving Party will use at least the same standard of care as it uses to protect proprietary or information of its own, but no less than reasonable care, to ensure that its, and its Affiliates’, employees, agents, consultants and other representatives do not disclose or make any unauthorized use of the Information. The Receiving Party will promptly notify the Disclosing Party upon discovery of any unauthorized use or disclosure of the Information.

9.2 Exceptions. Information shall not include any information which the Receiving Party can prove by competent evidence: (a) is now, or hereafter becomes, through no act or failure to act on the part of the Receiving Party, generally known or available; (b) is known by the Receiving Party at the time of receiving such information, as evidenced by its records; (c) is hereafter furnished to the Receiving Party by a Third Party, as a matter of right and without restriction on disclosure; or (d) is independently discovered or developed by the Receiving Party without the use of Information of the Disclosing Party, as evidenced by the Receiving Party’s written records maintained in the ordinary course of business.

20
[***] = CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY BRACKETS, HAS BEEN OMITTED BECAUSE THE INFORMATION (I) IS NOT MATERIAL AND (II) WOULD BE COMPETITIVELY HARMFUL IF PUBLICLY DISCLOSED.

9.3 Authorized Disclosure. Each Party may disclose Confidential Information of the other Party as expressly permitted by this Agreement, or if and to the extent such disclosure is necessary in the following instances: (a) filing or prosecuting Patents as permitted by this Agreement; (b) enforcing such Party’s rights under this Agreement; (c) prosecuting or defending litigation to the extent permitted by Article 17 of this Agreement; (d) complying with applicable court orders or applicable laws, rules and regulations; (e) in regulatory filings and submissions to Governmental Authorities with respect to the Products that such Party has the right to make; (f) disclosure to Affiliates, licensees and sublicensees, potential licensees and sublicensees, contractors, employees and consultants who need to know such information for the development, manufacture and commercialization of Products in accordance with this Agreement, on the condition that any such Third Parties agree to be bound by confidentiality and non-use obligations that are no less stringent than the terms of this Agreement; each Party shall be liable for the breach, failure or non-fulfillment of its Affiliates, licensees and sublicensees, potential licensees and sublicensees, contractors, employees and consultants; and (g) disclosure to Third Parties in connection with due diligence or similar investigations, provided that any such Third Party agrees to be bound by reasonable obligations of Confidentiality and non-use.

Notwithstanding the foregoing, In the event a Party is required to make a disclosure of the other Party’s Information pursuant to Articles 9.3(c) or (d), it will, except where impracticable, give reasonable advance notice to the other Party of such disclosure and use efforts to secure treatment of such information at least as diligent as such Party would use to protect its own information, but in no event less than reasonable efforts. In any event, the Receiving Party agrees to take all reasonable action to avoid disclosure of Information hereunder.

9.4 Confidentiality of this Agreement. Except as otherwise provided in this Article 9, each Party agrees not to disclose to any Third Party the terms of this Agreement without the prior written consent of the other Party hereto, except that each Party may disclose the terms of this Agreement that are otherwise made public as contemplated by Article 9.5 or to the extent such disclosure is permitted under Article 9.3.

9.5 Publicity. It is acknowledged that each Party may desire or be required to issue press releases relating to this Agreement or activities hereunder. The Parties agree to consult with each other reasonably and in good faith with respect to the text and timing of any such press release prior to the issuance thereof, provided that a Party may not unreasonably withhold consent to such releases, and that either Party may issue such press releases as it determines, based on advice of counsel, are reasonably necessary to comply with applicable law. In the event of a required public announcement, to the extent practicable under the circumstances, the Party making such announcement shall use commercially reasonable efforts to provide the other Party with a copy of the proposed text of such announcement sufficiently in advance of the scheduled release to afford such other Party a reasonable opportunity to review and comment upon the proposed text.

21
[***] = CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY BRACKETS, HAS BEEN OMITTED BECAUSE THE INFORMATION (I) IS NOT MATERIAL AND (II) WOULD BE COMPETITIVELY HARMFUL IF PUBLICLY DISCLOSED.

9.6 Publications. Each Party recognizes that the publication of results of research and development of Products in the Field in the Territory, such as by manuscript, oral presentation or abstract, may be beneficial to both Parties, provided that such publications are subject to reasonable controls to protect Information and to preserve patentability of inventions. At least 45 days prior to submission for publication or public presentation of any material proposed for publication or initiation of any other public presentation by a Party that includes Information of the other Party and/or any data generated as a result of performance of Development Work, such Party shall deliver a complete copy of such material to the other Party for review and comment. The non-publishing Party shall review any such material and give its comments to the Party proposing publication within 30 days of the delivery to it of such material. The Party proposing publication shall comply with the other Party’s request to delete references to the other Party’s Information in any such material and agrees to delay any such submission for publication or other public disclosure for up to an additional 60 days, or after filing of a patent application, whichever is the later date.

ARTICLE 10. WARRANTIES AND REPRESENTATIONS

10.1 Joint representations and warranties.

Each Party hereby represents, warrants and covenants (in addition to any other representations, warranties and covenants set forth elsewhere in this Agreement) that this Agreement is a legal and valid obligation binding upon such Party and enforceable in accordance with its terms. The execution, delivery and performance of this Agreement by such Party does not conflict with any other agreement, instrument or understanding, oral or written, to which it is a Party or by which it is bound, nor violate any law or regulation of any court, Governmental Body or administrative or other agency having jurisdiction over it.

10.1.1 The Company and Ferrer each warrants and represents as of the date of the execution hereof, that:

(i) it has full right, power and authority to enter into this Agreement, and in doing so will not breach or infringe upon any other agreement or violate any statute, law, order, or regulation of any relevant Governmental Body;

(ii) The person signing this Agreement is vested by the entity on whose behalf it is signing with full authority to legally bind it to this Agreement; that such entity has the requisite power and authority and the legal right to enter into this Agreement and to perform its obligations hereunder, and has taken all necessary corporate action on its part to authorize the execution and delivery of this Agreement and the performance of its obligations hereunder;

(iii) it has sufficient means to perform its obligations under this Agreement;

(iv) it is not a Party to any agreement with any Third Party that prohibits it from performing its obligations under this Agreement or limits its ability to fulfill the terms of this Agreement (except as otherwise expressly set forth herein);

22
[***] = CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY BRACKETS, HAS BEEN OMITTED BECAUSE THE INFORMATION (I) IS NOT MATERIAL AND (II) WOULD BE COMPETITIVELY HARMFUL IF PUBLICLY DISCLOSED.

(v) it shall comply with all applicable laws, rules, guidelines, regulations and industry codes of practice, including those related to anti-bribery and anti-corruption;

(vi) it and all persons employed or acting on its behalf (including employees, directors, agents, consultants and approved subcontractors) will not:

-	give, or offer to give, directly or indirectly, money or anything else of value in any form to any person to secure a business advantage, to obtain or retain business or to direct business to or away from any person/ entity to benefit Ferrer or the Company; and/or

-	accept, receive or agree to accept or receive, directly or indirectly, any money, or anything else of value in any form, from any person, to secure a business advantage, to obtain or retain business or to direct business to any person/ entity or away from any person/ entity to benefit Ferrer or the Company; and/or

-	provide any facilitation payment or bribe to any government official or employee of a government agency (including government hospitals or healthcare institutions) or Governmental Authority to expedite routine government actions that the official or employee is already bound to perform; and

(vii) it shall, at its own cost, maintain adequate and accurate books and records that in reasonable detail accurately and fairly reflect transactions with respect to the performance of its obligations under this Agreement, including records of payments made by or to, and expenses incurred by it in relation to, this Agreement, and shall retain these records until the later of (a) two (2) years after expiry or termination of this Agreement or (b) as required by applicable laws.

10.2 Additional Representations of Ferrer

Ferrer represents and warrants to the Company that, as of the Effective Date:

(i) Ferrer has not granted to any Third Party any license or other right with respect to Compound, Products or Ferrer Technology that conflicts with the rights granted to the Company herein;

(ii) other than the Toyama License, there are no agreements in effect as of the Effective Date between Ferrer and a Third Party under which rights with respect to the Ferrer Technology are being licensed to a Third Party;

(iii) to the best of Ferrer’s knowledge, information and belief, Ferrer is not infringing (and does not guarantee that under its knowledge is infringing) upon any Third Party patent or the intellectual property rights of any Third Party relating to the Compound or the Products. In addition, Ferrer can make no representations or warranties regarding any possible future infringement of Ferrer Patent by a Third Party nor guarantee that the Products (nor the Compound) do not infringe future patents and/or any intellectual property right of a Third Party.

23
[***] = CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY BRACKETS, HAS BEEN OMITTED BECAUSE THE INFORMATION (I) IS NOT MATERIAL AND (II) WOULD BE COMPETITIVELY HARMFUL IF PUBLICLY DISCLOSED.

(iv) to the best of Ferrer’s knowledge, information and belief, no Third Party is infringing or threatening to infringe any Ferrer Patent in the Field in the Territory;

(v) to the best of Ferrer’s knowledge, information and belief, there are no pending or threatened actions, suits, proceedings, investigations or inquiries, or judgments, decrees, injunctions, awards or orders issued against it, involving or related to any matters set forth herein or rights granted hereunder; and

(vi) the Toyama License is in effect and has not been terminated by either party to it, and neither Ferrer nor Toyama has threatened to terminate the Toyama License.

In addition, during the Term, Ferrer shall not assign the Toyama License to any Third Party or transfer or assign its interest in any Ferrer Technology to any Third Party except in conjunction with a permitted assignment of this Agreement pursuant to Article 16.

10.3 Non-compete.

If the Company, for more than six (6) consecutive months during the term of this Agreement, as determined by the JSC, is not using commercially reasonable efforts to promote, market and otherwise commercialize the Products (assuming Ferrer has been, and continues to be, capable of supplying the Company with Products), then the Company will be prohibited, without the written consent of Ferrer, from promoting, manufacturing, selling, distributing and/ or marketing any other product which, in the opinion of the JSC, could materially adversely impact the Company’s sales of the Products in the Field in the Territory. The obligation of non-compete will remain in force until the earliest of (a) six (6) months following the expiration of the last to expire of the Ferrer Patents, (b) the entry of a Generic into the market in the Territory and (c) termination of this Agreement pursuant to Article 13.4 below.

ARTICLE 11. INDEMNIFICATION AND HOLD HARMLESS

11.1 Indemnification by the Company.

The Company shall indemnify and hold Ferrer harmless from any and all losses, damages, liabilities, costs, charges, expenses, including court fees and reasonable lawyers’ fees and other legal expenses, including, without limitation, the allocated expense of in-house attorney services (collectively, “Losses”), to which Ferrer may become subject as a result of any claim, complaint, suit, demand, action or other proceeding by any Third Party (collectively “Claims”) to the extent such Losses arise out of or are in connection with: (i) the development, use , storage, handling, distribution, marketing or selling of the Compound or Products by the Company and its Affiliates (excluding any of the foregoing activities conducted by Ferrer, any of its Affiliates, or Ferrer’s contract manufacturers of API or Products); (ii) the negligence or willful misconduct of the Company; (iii) the breach or non-fulfilment by the Company of its obligations according to this Agreement and/or any Law in force; or (iv) a breach by the Company of any warranty, representation, covenant or agreement made by it in this Agreement; except, in each case, to the extent such Losses result from: (a) the negligence or willful misconduct of Ferrer or (b) the breach by Ferrer of any warranty, representation, covenant or agreement made by it in this Agreement and to the extent that such negligence, willful misconduct or breach is stated by a final court decision.

24
[***] = CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY BRACKETS, HAS BEEN OMITTED BECAUSE THE INFORMATION (I) IS NOT MATERIAL AND (II) WOULD BE COMPETITIVELY HARMFUL IF PUBLICLY DISCLOSED.

11.2 Indemnification by Ferrer.

Ferrer shall indemnify and hold the Company harmless from any and all Losses to which the Company may become subject as a result of any Claim, to the extent such Losses arise out of or are in connection with: (i) the development, use, manufacturing, storage, handling or distribution of the Compound by Ferrer or any of its Affiliates and the development and/or use of the Products by Ferrer or any of its Affiliates or contract manufacturers of Products (excluding any of the foregoing activities conducted by the Company and/or any of its Affiliates); (ii) the negligence or willful misconduct of Ferrer; (iii) the breach or non-fulfilment by Ferrer of its obligations according to this Agreement and/or any Law in force; or (iv) a breach by Ferrer of any warranty, representation, covenant or agreement made by it in this Agreement; except, in each case, to the extent such Losses result from: (a) the negligence or willful misconduct of the Company or (b) the breach by the Company of any warranty, representation, covenant or agreement made by it in this Agreement and to the extent that such negligence, willful misconduct or breach is stated by a final court decision.

11.3 Limitation of Liability.

Neither Party will be liable to the other for penalties or liquidated damages or for special, indirect, consequential, punitive, exemplary or incidental damages of any type or kind (including, without limitation, lost profits) except if these damages arise from an intentional act or omission of the other Party.

11.5 No Other Warranties. EXCEPT FOR THE EXPRESS WARRANTIES CONTAINED IN THIS AGREEMENT, THERE ARE NO OTHER WARRANTIES, EXPRESS OR IMPLIED, REGARDING THE COMPOUND OR THE PRODUCTS AND EACH PARTY DISCLAIMS ALL OTHER EXPRESS AND IMPLIED WARRANTIES, INCLUDING (A) THE IMPLIED WARRANTIES OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE AND NONINFRINGEMENT, (B) ANY IMPLIED WARRANTIES ARISING FROM ANY COURSE OF DEALING, USAGE OR TRADE PRACTICE AND (C) ANY CONSEQUENTIAL OR INDIRECT LOSS OR DAMAGE OR LOSS OF PROFIT OF WHATSOEVER NATURE, INCLUDING DAMAGE TO GOODWILL OR LOSS OF MARKET SHARE, EXISTING OR PROSPECTIVE.

11.6 Insurance. From the Effective Date until at least two (2) years following the date of expiration, or sooner termination, of this Agreement, each Party shall, at its own cost and expense, obtain and maintain in full force and effect appropriate insurance with a recognized and reputable insurer in line with nationally accepted limits. Upon request, each Party shall furnish the other with a certificate of insurance signed by the insurance underwriter. Any insurance policies written on a claims-made form shall include an extended reporting period provision of not less than two (2) years, or the shelf-life of the Products, following the expiration or earlier termination of this Agreement.

25
[***] = CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY BRACKETS, HAS BEEN OMITTED BECAUSE THE INFORMATION (I) IS NOT MATERIAL AND (II) WOULD BE COMPETITIVELY HARMFUL IF PUBLICLY DISCLOSED.

ARTICLE 12. LICENSE OF TRADEMARKS AND MARKETING AUTHORIZATION

The Company shall have the right to promote and sell the Products under a trademark, logo, device, name or trade name selected by the Company in connection with the packaging and labeling of the Products under this Agreement. Notwithstanding, the chosen trademark, logo, device, name or trade name to commercialize the Products (hereinafter jointly the “Trademarks”) shall be registered and owned by Ferrer within the Territory. By means of this Agreement, Ferrer grants to the Company a royalty-free, exclusive license to use the Trademarks in any reasonable and lawful manner the Company deems appropriate for the Company’s marketing, promotion and other commercialization of the Products in the Territory. The Company shall not acquire any property right, title or interest (different than herein stated) to or in such Trademark. This license shall be conditioned upon the Company not having committed any material breach of this Agreement. Upon the expiry or sooner termination of this Agreement, this license shall automatically terminate.

In addition, by means of this Agreement, Ferrer grants to the Company a royalty-free, exclusive license to use the Marketing Authorization in any reasonable and lawful manner the Company deems appropriate for the Company’s marketing, promotion and other commercialization of the Products in the Territory. The Company shall not acquire any property right, title or interest (different than herein stated) to or in such Marketing Authorization. This license shall be conditioned upon the Company not having committed any material breach of this Agreement. Except as otherwise contemplated in this Agreement, this license shall automatically terminate upon the expiry or sooner termination of this Agreement.

ARTICLE 13. TERM AND TERMINATION

13.1 This Agreement shall come into force on the Effective Date and shall remain in force, unless earlier terminated pursuant to the mutual agreement of the Parties or any provision hereof, until the later of (i) the date that is twelve (12) years following the Launch Date or (ii) twelve (12) years from the date of launch of the latest to launch of any New Product contemplated by Article 19 hereof.

13.2 Notwithstanding anything herein to the contrary, this Agreement will be automatically terminated concurrently with the termination of the Toyama License. Ferrer covenants that throughout the term of this Agreement it will use its commercially reasonable efforts to negotiate and secure an extension to the Toyama License so that the Company can maximize its investment hereunder and continue to promote, market and

26
[***] = CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY BRACKETS, HAS BEEN OMITTED BECAUSE THE INFORMATION (I) IS NOT MATERIAL AND (II) WOULD BE COMPETITIVELY HARMFUL IF PUBLICLY DISCLOSED.

commercialize the Products in the Territory beyond the current term of the Toyama License.

The Parties further acknowledge and agree that, notwithstanding anything in this Agreement to the contrary, they will use their commercially reasonable efforts to cause Ferrer to continue to own and/ or have legal rights to the Marketing Authorization, the Products and/ or the Compound following the expiration of the Toyama License. In this regard, the Parties acknowledge that it is their intention that the Company, provided it is not in default, in any material respect, under this Agreement, continue having the exclusive right to market, promote and otherwise commercialize the Products in the Territory in accordance with this Agreement for so long as Ferrer has ownership and/ or legal rights to the Marketing Authorization, the Products and/ or the Compound.

13.3 Ferrer shall have the right to terminate this Agreement by giving a written notice thereof to the Company in any of the following cases:

(a)	If the Company fails to commence marketing, promoting or otherwise commercializing the Products in the Territory within a period of six (6) months after the date the Company or Ferrer obtains the Regulatory Approval or Marketing Authorization for the Products from the relevant Governmental Authorities, unless: (i) the Company is legally barred or prevented from doing so, in which case the Company will exercise its commercially reasonable efforts to remove such disability and commence marketing as soon as legally possible; or (ii) such failure to commence marketing, promoting and commercializing the Products in the Territory is due to Ferrer’s failure to supply the Company with initial launch quantities of trade units and samples of the Products within such six-month period, in which case Ferrer shall not be entitled to terminate this Agreement pursuant to this Article 13.3(a) unless the Company fails to commence marketing, promoting and commercializing the Products within six (6) months after Ferrer supplies the Company with such initial launch quantities of trade units and samples of the Products; or

(b)	If the Company applies for or consents to the appointment of a receiver, trustee or liquidator for all or a substantial part of its assets; admits in writing its inability to pay its debts generally as they mature; makes a general assignment for the benefit of creditors; is adjudicated a bankrupt; submits a petition or an answer seeking an arrangement with creditors; takes advantage of any insolvency law except as a creditor; submits an answer admitting the material allegations of a petition in bankruptcy or insolvency proceeding; has an order, judgment or decree entered by any court of competent jurisdiction approving a petition seeking reorganization of it or appointing a receiver, trustee or liquidator for it, or for all or a substantial part of any of its assets and such order, judgment or decree shall continue unstayed and in effect for a period of ninety (90) consecutive days; files a voluntary petition of bankruptcy or fails to remove an involuntary petition in bankruptcy filed against it within ninety (90) days of the filing thereof, and in all of such events the continuity of the Agreement is materially affected as determined by the JSC; or

27
[***] = CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY BRACKETS, HAS BEEN OMITTED BECAUSE THE INFORMATION (I) IS NOT MATERIAL AND (II) WOULD BE COMPETITIVELY HARMFUL IF PUBLICLY DISCLOSED.

(c)	If the JSC determines that the requirements of the competent Governmental Authority related to the Compound and/or the Products cannot be fulfilled in the Territory, or that the continued development or commercialization of the Products is ethically irresponsible, or that the Products are not economically viable; or

(d)	If the Company, as determined by the JSC, commits a material breach or material default in the performance or observance of any of its obligations, warranties or representations under this Agreement and such breach or default is not cured within sixty (60) days after receipt by the Company of written notice from Ferrer specifying the breach or default (or in the case of any such default or breach that is not capable of being cured within sixty (60) days, the Company has commenced to cure such default or breach within sixty (60) days after receipt of such notice thereof, but has failed to complete the cure of such breach or default within ninety (90) days after written notice thereof or such longer period as the Parties may mutually agree upon in writing); or

(e)	If, after the Launch Date, the JSC determines that the Company, for at least six (6) consecutive months, has ceased using its commercially reasonable efforts to market, promote and otherwise commercialize the Products in the Territory (assuming Ferrer has been, and continues to be, capable of supplying the Company with Products); or

(f)	If the Company (subject to Article 16 below) undergoes a Change of Control and such change, as determined by the JSC, has a significant detrimental effect on Ferrer’s revenues arising out of the performance of this Agreement; or

(g)	If the Company and/or its Affiliates, during the term of this Agreement, promotes and/or sells, commercializes, distributes or markets within the Territory a competitor of the Products (specifically excluding any authorized non-branded version of the Products as contemplated by Article 2.2 below) and, as a consequence thereof, sales of the Products, as determined by the JSC, are materially adversely affected for six (6) consecutive months.

13.4 The Company shall have the right to terminate this Agreement by giving a written notice thereof to Ferrer in any of the following cases:

(a)	If Ferrer fails to supply the Company with initial launch quantities of trade units and samples of the Products within six (6) months after the date the Company (or Ferrer) obtains Regulatory Approval or Marketing Authorization in the Territory from the relevant Governmental Authorities for the Products (assuming the Company has delivered to Ferrer purchase orders for initial launch quantities of trade units and samples of the Products), unless legally barred or prevented from doing so, in which case Ferrer will exercise its commercially reasonable efforts to remove such disability and provide the Company with initial launch quantities of trade units and samples of the Products as soon as legally possible; or

28
[***] = CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY BRACKETS, HAS BEEN OMITTED BECAUSE THE INFORMATION (I) IS NOT MATERIAL AND (II) WOULD BE COMPETITIVELY HARMFUL IF PUBLICLY DISCLOSED.

(b)	If Ferrer applies for or consents to the appointment of a receiver, trustee or liquidator for all or a substantial part of its assets; admits in writing its inability to pay its debts generally as they mature; makes a general assignment for the benefit of creditors; is adjudicated a bankrupt; submits a petition or an answer seeking an arrangement with creditors; takes advantage of any insolvency law except as a creditor; submits an answer admitting the material allegations of a petition in bankruptcy or insolvency proceeding; has an order, judgment or decree entered by any court of competent jurisdiction approving a petition seeking reorganization of it or appointing a receiver, trustee or liquidator for it, or for all or a substantial part of any of its assets and such order, judgment or decree shall continue unstayed and in effect for a period of ninety (90) consecutive days; files a voluntary petition of bankruptcy or fails to remove an involuntary petition in bankruptcy filed against it within ninety (90) days of the filing thereof, and in all of such events is materially affected the continuity of the Agreement as determined by the JSC; or

(c)	If the JSC determines that the requirements of the competent Governmental Authority related to the Compound and/or the Products cannot be fulfilled in the Territory, or that the continued development or commercialization of the Products is ethically irresponsible, or that the Products are not economically viable; or

(d)	If Ferrer, as determined by the JSC, commits a material breach or material default in the performance or observance of any of its obligations or representations under this Agreement and such breach or default is not cured within sixty (60) days after receipt by Ferrer of written notice from the Company specifying the breach or default (or in the case of any such default or breach that is not capable of being cured within sixty (60) days, Ferrer has commenced to cure such default or breach within sixty (60) days after receipt of such notice thereof, but has failed to complete the cure of such breach or default within ninety (90) days after written notice thereof or such longer period as the Parties may mutually agree upon in writing); or

(e)	If, after the Launch Date, the JSC determines that Ferrer has ceased using its commercially reasonable efforts to supply the Company, in accordance with the Company’s written purchase orders, with the quantity of trade units and samples of the Products ordered by the Company (provided such quantities are reasonably within the amounts estimated in the Company’s rolling forecasts delivered from time to time to Ferrer and the JSC and Ferrer’s failure to supply has a materially adverse impact on the Company’s Net Sales of the Products).

29
[***] = CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY BRACKETS, HAS BEEN OMITTED BECAUSE THE INFORMATION (I) IS NOT MATERIAL AND (II) WOULD BE COMPETITIVELY HARMFUL IF PUBLICLY DISCLOSED.

13.5 Notwithstanding anything herein to the contrary, and provided that the Company is then not in breach, in any material respect, of this Agreement, if this Agreement is terminated pursuant to (i) Article 13.2, but and only as a consequence of the termination of the Toyama License due to a material breach of Ferrer or (ii) Article134(a), (b), (d) or (e), then:

(a) If such termination is effective (i) prior to the time that the Marketing Authorization is approved by the FDA or (ii) within the first two (2) years following the time that the Marketing Authorization is approved by the FDA, Ferrer shall promptly return to the Company [***]% of all amounts then to date paid by the Company to Ferrer pursuant to Article 3.1 of this Agreement (as well as reimburse the Company for [***]% of the PDUFA fee paid by the Company) and the Company shall have no further monetary obligation owing to Ferrer;

(b) If such termination is effective during the third year following the time that the Marketing Authorization is approved by the FDA, Ferrer shall promptly return to the Company [***]% of all amounts then to date paid by the Company to Ferrer pursuant to Article 3.1 of this Agreement (as well as reimburse the Company for [***]% of the PDUFA fee paid by the Company) and the Company shall have no further monetary obligation owing to Ferrer;

(c) If such termination is effective during the fourth year following the time that the Marketing Authorization is approved by the FDA, Ferrer shall promptly return to the Company [***]% of all amounts then to date paid by the Company to Ferrer pursuant to Article 3.1 of this Agreement (as well as reimburse the Company for [***]% of the PDUFA fee paid by the Company) and the Company shall have no further monetary obligation owing to Ferrer;

(d) If such termination is effective during the fifth year following the time that the Marketing Authorization is approved by the FDA, Ferrer shall promptly return to the Company [***]% of all amounts then to date paid by the Company to Ferrer pursuant to Article 3.1 of this Agreement and the Company shall have no further monetary obligation owing to Ferrer;

(e) If such termination is effective during the sixth year following the time that the Marketing Authorization is approved by the FDA, Ferrer shall promptly return to the Company [***]% of all amounts then to date paid by the Company to Ferrer pursuant to Article 3.1 of this Agreement and the Company shall have no further monetary obligation owing to Ferrer; and

(f) If such termination is effective during the seventh year following the time that the Marketing Authorization is approved by the FDA, Ferrer and the Company shall have no further monetary obligation owing to each other.

30
[***] = CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY BRACKETS, HAS BEEN OMITTED BECAUSE THE INFORMATION (I) IS NOT MATERIAL AND (II) WOULD BE COMPETITIVELY HARMFUL IF PUBLICLY DISCLOSED.

For the avoidance of doubt, the provisions of this Article 13.5 shall not apply if (i) the Company fails, breaches or does not fulfill any of its obligations (by act and/or omission) under the agreement to be signed with the US CMO for the development, registration and supply of trade and sample units of Products for commercialization in the Territory, (ii) any modification of the Toyama License negotiated by Ferrer is in the Company’s favor, as determined by the JSC or (iii) a Generic market forms for the Products in the Territory.

13.6 Notwithstanding anything in this Agreement to the contrary, (i) upon termination of this Agreement for any reason other than pursuant to Article 13.3 above, the Company shall have six months to wind down its promotional and sales activities relating to the Product (during which time it will be liable for any royalty payments that may accrue in accordance with Article 3.1 (c) above); following this six (6) month wind down period, the Parties will promptly return to each other all tangible items of the other Party in its possession or under its control, including all information of the other Party and (ii) upon termination of this Agreement pursuant to Article 13.3 above, the Company shall immediately cease all promotional and sales activities relating to the Product and the Parties will promptly return to each other all tangible items of the other Party in its possession or under its control, including all Information of the other Party.

Articles 3.2., 5, 9, 10, 11, 13, 15 and 17 shall survive expiry or termination of this Agreement.

ARTICLE 14. FORCE MAJEURE

Neither Party shall be liable for failure to perform its part of this Agreement when such failure is due to fire, flood, not prior planned strikes, earthquakes, war (declared or undeclared), embargoes, blockades, legal restriction, riots, insurrections, acts of terrorism or any cause beyond the control of the Parties.

The Parties agree to use their diligent efforts to minimize the effects which any such cause has upon their respective obligations under this Agreement.

ARTICLE 15. CONSEQUENCES OF THE CANCELLATION AND/OR TERMINATION OF THIS AGREEMENT

15.1 The termination of this Agreement shall neither impair the rights of either Party nor relieve either Party of its obligations which may have accrued prior to the effective time of termination. Provided Ferrer is then not in default, in any material respect, under this Agreement, the Company shall pay Ferrer all royalties and other amounts, if any, due and owing to Ferrer at the effective time of termination. Such payments shall be made within sixty (60) days of termination. In particular, but subject to Article 13.5 above, in the event this Agreement is terminated for whatever reason after the achievement of a particular milestone event set forth in Article 3.1 (a) above, then the Company shall have the obligation to make the milestone payment corresponding to such milestone event to Ferrer, regardless of whether the due date of such milestone payment occurs prior to, on or after the effective date of such termination.

31
[***] = CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY BRACKETS, HAS BEEN OMITTED BECAUSE THE INFORMATION (I) IS NOT MATERIAL AND (II) WOULD BE COMPETITIVELY HARMFUL IF PUBLICLY DISCLOSED.

15.2 Except as otherwise contained in this Agreement or agreed to in the future by the Parties, upon termination of this Agreement, the Company, upon request of Ferrer, shall return free of charge to Ferrer (or its nominee) all Ferrer information, Marketing Authorizations, Ferrer Technology and/ or any other information or documentation that may be owned by Ferrer.

15.3 Unless otherwise agreed by the Parties, the Company shall be responsible for accepting and managing returns from its customers after the termination of this Agreement of all Products then in the distribution channel.

ARTICLE 16. ASSIGNMENT

Neither Party may assign this Agreement in whole or in part without the prior written consent of the other Party, provided, however, that each Party may assign, totally or in a part, this Agreement to any of its Affiliates or to any purchaser of all or substantially all of such Party’s assets or stock or to any successor by way of merger, consolidation or similar transaction.

ARTICLE 17. INTELLECTUAL PROPERTY RIGHTS. PROSECUTION AND INFRINGEMENT

17.1 Ownership of Improvements; Disclosure. Inventorship of Improvements shall be determined in accordance with the rules of inventorship under United States patent laws. Subject to the licenses granted by the Parties in this Agreement, (a) Ferrer shall solely own all Improvements made solely by one or more employees, officers, directors, consultants or contractors of Ferrer,

17.1.1 the Company shall solely own all Improvements made solely by one or more employees, officers, directors, consultants or contractors of the Company, and

17.1.2 Ferrer and the Company shall jointly own all Improvements made jointly by one or more employees, officers, directors, consultants or contractors of Ferrer and one or more employees, officers, directors, consultants or contractors of the Company. Each Party shall promptly disclose to the other Party in writing any Improvement made in whole or in part by such Party.

17.2 Patent Prosecution and Maintenance. Ferrer shall have the sole right to prepare, file, prosecute and maintain the Ferrer Patents, at Ferrer’s expense.

17.3 No Implied Licenses. No right or license under any Patents or Know How owned or controlled by either Party is granted or shall be granted by implication. All such rights or licenses are or shall be granted only as expressly provided in the terms of this Agreement.

32
[***] = CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY BRACKETS, HAS BEEN OMITTED BECAUSE THE INFORMATION (I) IS NOT MATERIAL AND (II) WOULD BE COMPETITIVELY HARMFUL IF PUBLICLY DISCLOSED.

17.4 Cooperation of the Parties. Each Party agrees to cooperate fully in the preparation, filing, prosecution and maintenance of Ferrer Patents under this Agreement and in the obtaining and maintenance of any patent extensions, supplementary protection certificates and the like with respect to any Ferrer Patent. Such cooperation includes, but is not limited to: (a) executing all papers and instruments, or requiring its employees or contractors, to execute such papers and instruments, so as to effectuate the ownership of Improvements set forth in Article 17.1, and Patents claiming or disclosing such Inventions, and to enable the other Party to apply for and to prosecute patent applications in any country; and (b) promptly informing the other Party of any matters coming to such Party’s attention that may affect the preparation, filing, prosecution or maintenance of any such patent applications.

17.5 Infringement by Third Parties. The Company and Ferrer shall promptly notify the other in writing of any alleged or threatened infringement of any Ferrer Patent of which they become aware.

(a) Subject to Article 8 above, Ferrer shall have the sole right to bring and control any action or proceeding with respect to infringement of any Ferrer Patent at its own expense and by counsel of its own choice.

(b) In the event a Party brings an infringement action in accordance with this Section 17.5, the other Party shall cooperate fully, including, if required to bring such action, the furnishing of a power of attorney or being named as a party. Neither Party shall have the right to settle any patent infringement litigation under Article 17.5(a) without the prior written consent of such other Party, which shall not be unreasonably withheld.

ARTICLE 18. MODIFICATION AND WAIVER

18.1 This Agreement constitutes the sole and entire agreement between the Parties with respect to the matters set forth herein. It is the mutual desire and intent of the Parties to provide certainty as to their future rights and remedies against each other by defining the extent of their mutual undertakings as provided herein.

The Parties have in this Agreement incorporated all representations, warranties, covenants, commitments and understandings on which they have relied in entering into this Agreement and, except as provided for herein, neither Party has made any covenant or other commitment to the other concerning its future action. No provision of this Agreement shall be deemed amended, supplemented or modified unless in writing and signed by each Party.

18.2 The Parties hereto may, from time to time during the continuance of this Agreement, modify, vary or alter any of the provisions of this Agreement, but only by written agreement of all Parties hereto. Accordingly, no waiver will be implied from conduct or failure to enforce rights. No provisions of this Agreement shall be deemed waived unless such waiver is in writing and signed by the authorized representative of the Party against whom it is sought to be enforced. Waiver by either Party of any default by the other Party of any provision of this Agreement shall not be deemed a waiver by the waiving Party of any subsequent or other default.

33
[***] = CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY BRACKETS, HAS BEEN OMITTED BECAUSE THE INFORMATION (I) IS NOT MATERIAL AND (II) WOULD BE COMPETITIVELY HARMFUL IF PUBLICLY DISCLOSED.

ARTICLE 19. RIGHT OF FIRST REFUSAL

To the extent Ferrer, by exploiting the Ferrer Technology, the Products, the Compound or otherwise, secures or through a Third Party seeks to secure in the Territory indications for a product outside of the Field for the Products (a “New Product”), Ferrer shall not, directly or indirectly, license or otherwise assign or transfer any rights under the Ferrer Technology, the Products, the Compound or otherwise to any Third Party without first offering to license such rights to the Company in each instance.

Ferrer shall notify the Company in writing that Ferrer has received an acceptable bona fide offer for a transaction that would result in the license of the Ferrer Technology, the Products, the Compound or otherwise in connection with a New Product having an indication outside of the Field in the Territory (a “New Product Transaction”). As far as Ferrer is legally able to do so, the written notification shall include details of the technical data package supporting the proposed New Product Transaction. Ferrer shall not make any binding commitment to engage in the New Product Transaction for twenty (20) business days from the date Ferrer sends written notice thereof to the Company concerning the proposed New Product Transaction.

If the Company does not in good faith believe that it can make a competing offer to Ferrer for the proposed New Product Transaction for which it has received written notification, under the same terms and conditions, the Company shall so inform Ferrer in writing that it is expressly waiving the requirement that Ferrer wait twenty (20) days before making any binding commitment to engage in the New Product Transaction.

Furthermore, in the absence of any response from the Company within twenty (20) business days of Ferrer sending written notice of a proposed New Product Transaction, Ferrer shall be free to receive, consider, negotiate and accept any other competing offers or bids from other Third Parties to enter into an alternative New Product Transaction without sending additional notices to the Company for each additional offer or bid that it receives; provided that Ferrer may not accept any offer to enter into a New Product Transaction that, in its sole opinion, is less favorable to Ferrer than that originally notified to the Company for a proposed New Product Transaction.

ARTICLE 20. APPLICABLE LAW

This Agreement and the rights and liabilities of the Parties shall be governed by and interpreted (in English) in accordance with the laws of the State of New York and jurisdiction shall be granted to the federal and state courts of New York

ARTICLE 21. DISPUTE RESOLUTION

The Parties shall attempt, in good faith, to resolve through negotiations any controversy, claim, or dispute arising out of this Agreement, including through dispute resolution through the JSC as contemplated by Article 8 above. In the event that dispute resolution through the JSC and negotiations between the Parties’ senior officers are not successful, the controversy, claim or dispute shall be finally settled by arbitration to be held in Lugano, Switzerland under the Rules of Conciliation and Arbitration of the International Chamber of Commerce, provided that customary U.S. rules of evidence and procedure shall be applicable. The arbitration language shall be English. The award to be rendered shall be final and conclusive and binding upon all the Parties without any right to appeal or other review.

34
[***] = CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY BRACKETS, HAS BEEN OMITTED BECAUSE THE INFORMATION (I) IS NOT MATERIAL AND (II) WOULD BE COMPETITIVELY HARMFUL IF PUBLICLY DISCLOSED.

Nothing contained in this Agreement shall deny either Party the right to seek injunctive or other equitable relief from a court of competent jurisdiction in the context of a bona fide emergency or prospective irreparable harm, and such an action may be filed and maintained notwithstanding any ongoing discussions between the parties or any ongoing arbitration proceeding.

ARTICLE 22. INDEPENDENT CONTRACTORS

Nothing contained herein shall be construed or applied in such a manner as would create or constitute any relationship between the Company and Ferrer other than that of licensor and licensee.

Ferrer and the Company are independent contractors and shall not be deemed to be partners, joint venturers or each other’s agents, and neither shall have the right to act on behalf of the other except as expressly provided hereunder or otherwise expressly agreed to in writing.

ARTICLE 23. NOTICES

Any notice required to be given hereunder shall be deemed effective upon receipt by the Party entitled to such notice. The same shall be transmitted to such Party by facsimile and also by registered mail, registered in the country of origin, return receipt requested, and addressed as follows:

If to Ferrer:

Attn: Legal Department

Ferrer Internacional SA

Av. Diagonal, 549, 5th floor

08029 Barcelona, Spain

If to the Company:

Medimetriks Pharmaceuticals, Inc.

Attn: President & CEO

383 Route 46 West

Fairfield, New Jersey 07004 USA

Upon receipt of any facsimile notices provide for herein, the receiving Party shall promptly acknowledge receipt thereof in writing, by similar facsimile to the other Party, and transmit an original of such receipt by mail in the manner prescribed above.

35
[***] = CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY BRACKETS, HAS BEEN OMITTED BECAUSE THE INFORMATION (I) IS NOT MATERIAL AND (II) WOULD BE COMPETITIVELY HARMFUL IF PUBLICLY DISCLOSED.

ARTICLE 24. SEVERABILITY

Any provision hereof which is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective only to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof or affecting the validity or enforceability of such provision in any other jurisdiction. The Parties shall replace such ineffective provision for such jurisdiction with a valid and enforceable provision which most closely approaches the idea, intent, and purpose of this Agreement, and in particular, the provision to be replaced.

ARTICLE 25. COUNTERPARTS

This Agreement may be signed in two counterparts, each of which is to be considered an original, and taken together as one and the same document.

ARTICLE 26. HEADINGS

The headings of the several Articles are inserted for convenience of reference only and are not intended to be a part of or to affect the meaning or interpretation of this Agreement.

IN WITNESS THEREOF, the Parties hereto have caused this Agreement to be executed in duplicate by their duty authorized officers. One each original of this Agreement shall be held by the Parties hereto.

By FERRER INTERNACIONAL, S.a.	By MEDIMETRIKS PHARMACEUTICALS, INC.

/s/ [***]	/s/ [***]
[***]	[***]
[***]	[***]

/s/ [***]
[***]
[***]

36
[***] = CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY BRACKETS, HAS BEEN OMITTED BECAUSE THE INFORMATION (I) IS NOT MATERIAL AND (II) WOULD BE COMPETITIVELY HARMFUL IF PUBLICLY DISCLOSED.

EXHIBIT A

Ferrer Patents

[***]

37
[***] = CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY BRACKETS, HAS BEEN OMITTED BECAUSE THE INFORMATION (I) IS NOT MATERIAL AND (II) WOULD BE COMPETITIVELY HARMFUL IF PUBLICLY DISCLOSED.